Exhibit 99.1

NEWS RELEASE
Robert M. Thornton, Jr.
Chief Executive Officer
(770) 933-7004

SUNLINK HEALTH SYSTEMS, INC. ANNOUNCES INTENTION TO

COMMENCE TENDER OFFER TO REPURCHASE UP TO 3,000,000

OF ITS COMMON SHARES

Atlanta, Georgia (January 5, 2017) – SunLink Health Systems, Inc. (NYSE:MKT: SSY) announced today that it intends to commence a cash tender offer within the next week to purchase up to 3,000,000 of its common shares at a price per share of $1.50 per share. The number of shares proposed to be purchased in the tender offer represents approximately 31.8% of SunLink’s currently outstanding common shares and involves an aggregate purchase price of $4,500,000. The NYSE closing price of SunLink’s common shares on January 5, 2017 was $1.12 per share.

SunLink has approximately $14.6 million in cash, a portion of which will be used to fund the tender offer. The Board of Directors of SunLink has authorized the tender offer in order to return capital to the Company’s shareholders by offering them the opportunity to tender common shares of SunLink for cash in accordance with the terms of the offer to purchase that is to be filed with the Securities and Exchange Commission.

None of SunLink’s Board of Directors or the information agent or the depositary for the tender offer will make any recommendations to shareholders as to whether to tender or refrain from tendering their shares into the tender offer. Shareholders must make their own decision as to how many shares they will tender, if any.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell common shares of SunLink Health Systems, Inc. The tender offer for common shares of SunLink described in this press release has not yet commenced. The tender offer will be made only pursuant to an offer to purchase, letter of transmittal, and related materials that SunLink intends to distribute to its shareholders and file with the Securities and Exchange Commission. Shareholders and investors should read carefully the offer to purchase, letter of transmittal, and related materials because they will contain important information, including the various terms of, and conditions to, the tender offer. After the tender offer is commenced, shareholders and investors also will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal, and other documents that SunLink intends to file with the Securities and Exchange Commission at the SEC’s website at www.sec.gov or by calling the information agent (to be identified at the time the offer is made) for the tender offer. Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.

SunLink Health Systems, Inc. is the parent company of subsidiaries that own and operate healthcare facilities in the Southeast and a pharmacy company in Louisiana. Each of the company’s healthcare facilities is operated locally with a strategy of linking patients’ needs with dedicated physicians and healthcare professionals. For additional information on SunLink Health Systems, Inc., please visit the Company’s website at www.sunlinkhealth.com.

All statements contained in this press release, other than statements of historical fact, are forward-looking statements including those regarding the expected timing of the tender offer described in this press release. These statements speak only as of the date of this press release and are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements, including risks and uncertainties regarding: changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the healthcare industry; and changes in facts and circumstances and other uncertainties concerning the completion of the tender offer. Further information about these matters can be found in SunLink’s Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.